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     As filed with the Securities and Exchange Commission on August 10, 2001

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of The Securities Exchange Act of 1934)

                          Crusader Holding Corporation
                              (Name of the Issuer)

                          Crusader Holding Corporation
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    228840104
                      (CUSIP Number of Class of Securities)
                            ------------------------
                                  Bruce A. Levy
                                    President
                          Crusader Holding Corporation
                                1017 Lindsay Lane
                                 Rydal, PA 19046


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                 with copies to:

                                 Justin P. Klein
                     Ballard Spahr Andrews & Ingersoll, LLP
                               1735 Market Street
                             Philadelphia, PA 19103
                                 (215) 864-8606
                            ------------------------

     This statement is filed in connection with (check the appropriate box):

     a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c).

     b. |_| The filing of a registration statement under the Securities Act of 1933.

     c. |_|  A tender offer.

     d. |_|  None of the above.

Check the following box if the soliciting materials or information statement are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            ------------------------

                            CALCULATION OF FILING FEE

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        TRANSACTION VALUATION*                   Amount of filing fee**
--------------------------------------------------------------------------------
               $7,700                                    $1.54
================================================================================

* Note: The Transaction Value is calculated based upon $0.05 per share to be paid for an estimated 154,000 pre reverse split shares in lieu of the issuance of the fractional shares expected to be created by the Rule 13e-3 transaction.

**   1/50 of 1% of Transaction Value.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:    N/A           Filing Party:  N/A
         Form or Registration No.:  N/A           Date Filed:    N/A

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                        RULE 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Crusader Holding Corporation ("Crusader") in connection with a proposed 1-for-1,000 reverse stock split that, if effected, will result in Crusader having less than 300 record holders of its outstanding Common Shares. Concurrently with the filing of this Schedule 13E-3, Crusader is filing a preliminary information statement (the "Information Statement") pursuant to Section14(c) of the Securities Exchange Act of 1934, as amended, in which Crusader is providing information to shareholders of Crusader in connection with the reverse stock split. The information set forth in the Information Statement, including any appendices thereto, is hereby incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and any appendices thereto.


ITEM 1. SUMMARY TERM SHEET

     The information set forth in the Information Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION

(a) The information set forth in the Information Statement under the caption "INTRODUCTORY STATEMENT" is incorporated herein by reference.

(b)-(d) The information set forth in the Information Statement under the caption "ABOUT CRUSADER" is incorporated herein by reference.

(e)          Not applicable.

(f)          Not applicable.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The information set forth in the Information Statement under the captions "INTRODUCTORY STATEMENT," "EXECUTIVE OFFICERS AND DIRECTORS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND CRUSADER MANAGEMENT" is incorporated herein by reference. This Statement is filed by Crusader, the issuer of the Common Stock subject to the Rule 13e-3 transaction.

(b)          Not applicable.

(c) The information set forth in the Information Statement under the captions "INTRODUCTORY STATEMENT," "EXECUTIVE OFFICERS AND


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             DIRECTORS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
             CRUSADER MANAGEMENT" is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION

(a)-(b) The information set forth in the Information Statement under the captions "SUMMARY TERM SHEET" and "AMENDMENT TO CRUSADER'S ARTICLES OF INCORPORATION" is incorporated herein by reference.

(c)          Not applicable.

(d) The information set forth in the Information Statement under the caption "SUMMARY TERM SHEET - Do Crusader shareholders have dissenter's rights?" is incorporated herein by reference.

(e) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Reverse Stock Split" is incorporated herein by reference.

(f)          Not applicable.


ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)-(c),(e) The information set forth in the Information Statement under the caption "CERTAIN TRANSACTIONS" is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)          Not Applicable.

(c)(1)-(8) The information set forth in the Information Statement under the captions "ABOUT CRUSADER," "SUMMARY TERM SHEET" and "SPECIAL FACTORS" is incorporated herein by reference.


ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)-(c) The information set forth in the Information Statement under the caption "SPECIAL FACTORS" is incorporated herein by reference.

(d) The information set forth in the Information Statement under the captions "SPECIAL FACTORS" and "FINANCING OF THE REVERSE STOCK SPLIT


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             - Material Federal Income Tax Consequences of the Reverse Stock
             Split" is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION

(a) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Reverse Split" is incorporated herein by reference.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) The information set forth in the Information Statement under the caption "SPECIAL FACTORS - Fairness of the Reverse Split" is incorporated herein by reference.

(b)          Not applicable.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)-(c) The information set forth in the Information Statement under the caption "FINANCING OF THE REVERSE STOCK SPLIT" is incorporated herein by reference.

(d)          Not applicable.


ITEM 11. INTEREST IN THE SUBJECT COMPANY SECURITIES

(a) The information set forth in the Information Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND CRUSADER MANAGEMENT" is incorporated herein by reference.

(b)          Not applicable.


ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d)-(e)      Not applicable.


ITEM 13. FINANCIAL STATEMENTS



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(a)          The information set forth in the Information Statement under the captions "ABOUT CRUSADER" and "CRUSADER FINANCIAL INFORMATION" is incorporated herein by reference.

(b)          Not applicable.


ITEM 14. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)-(b)      Not applicable.


ITEM 15. OTHER MATERIAL INFORMATION

(b) The information set forth in the Information Statement is incorporated herein by reference.


ITEM 16. EXHIBITS

(a)(1) Preliminary Information Statement of Crusader Holding Corporation dated August 10, 2001.

(b)-(d)      Not applicable.

(f)          Not applicable.

(g)          Not applicable.










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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               CRUSADER HOLDING CORPORATION



                                               By: /s/ BRUCE A. LEVY
                                                   --------------------------
                                                        Bruce A. Levy
                                                        President





Dated: August 10, 2001




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